[redacted]

SECU [barcode] MISSION

11019041

SEC Mail Processing Section

FEB 28 2011

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65408

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GREENWICH PRIME TRADING GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 First Stamford Place 6th Floor East
(No. and Street)

Stamford (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Savitz 203-388-4800
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Savitz , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Greenwich Prime Trading Group LLC**, as of **December 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Senior Managing Member

Title

MISTIE R. CERTAIN
NOTARY PUBLIC
MY COMMISSION EXPIRES JAN. 31, 2014

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 5

McGladrey & Pullen, LLP
Certified Public Accountants
1185 Ave of the Americas
New York, NY 10036-2602
O 212.372.1800 F 212.372.1801
www.mcgladrey.com

McGladrey

Independent Auditor's Report

To the Members
Greenwich Prime Trading Group, LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of Greenwich Prime Trading Group, LLC (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Greenwich Prime Trading Group, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 24, 2011

Greenwich Prime Trading Group, LLC

Statement of Financial Condition
December 31, 2010

ASSETS	
Cash and Cash Equivalents	$ 2,642,046
Receivables From Brokers and Dealers	1,268,300
Fixed Assets	104,152
Security Deposit	96,900
Other Assets	78,589
Total assets	$ 4,189,987
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Bonuses payable	$ 1,558,000
Payable to Members	54,861
Accrued expenses and other liabilities	1,254,598
Total liabilities	2,867,459
Members' Equity	1,322,528
Total liabilities and Members' equity	$ 4,189,987

See Notes to Statement of Financial Condition.

Greenwich Prime Trading Group, LLC

Notes to Statement of Financial Condition

Note 1. Organization

Greenwich Prime Trading Group, LLC (the "Company) is a Connecticut limited liability company. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 2. Significant Accounting Policies

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations and cash flows. References to generally accepted accounting principles ("GAAP") in these notes are to the *FASB Accounting Standards Codification*™, sometimes referred to as the "Codification" or "ASC." The Codification is effective for periods ending on or after September 15, 2009.

The preparation of financial statements in conformity with GAAP in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

The Company, at times, maintains bank deposit accounts in excess of federally insured limits. It has not experienced any losses on such accounts.

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of the assets.

The Company records its commission revenues and related expenses on a trade-date basis.

The Company follows the provisions of the FASB ASC Topic 820, *Fair Value Measurements and Disclosures* ("ASC 820"). ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of financial instruments in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value that is determined through the use of models or other valuation methodologies. Financial instruments in this category generally include corporate bonds and loans, less liquid and restricted equity securities, certain over-the-counter derivatives and redeemable investments in alternative investment funds. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Note 2. Significant Accounting Policies (Continued)

Level 3: Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Financial instruments in this category generally include equity and debt positions in private companies, and nonredeemable investments in alternate investment funds.

The Company's money market fund of $1,000,653, included in cash and cash equivalents on the statement of financial condition, is stated at cost, which approximates fair value based on quoted market prices (Level 1).

Note 3. Receivables From Brokers and Dealers

The clearing and depository operations for the Company's security transactions are provided by its clearing broker, Goldman Sachs Execution & Clearing, L.P., pursuant to a clearing agreement. At December 31, 2010, receivables from brokers and dealers represents cash maintained at the clearing broker and commissions earned as an introducing broker.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

Note 4. Income Taxes

The Company is not subject to federal income tax, but may be subject to certain state taxes. Each Member is individually liable for taxes on its share of the Company's income or loss. The Company files U.S. federal and various state income tax returns. In the course of preparing the Company's tax returns, the Managing Member has reviewed the Company's tax positions for the open tax years (current and prior three tax years) to determine if additional taxes would be due if such positions were examined, and has concluded that there are no material uncertain income tax positions for which an expense and liability should be recorded. The Company is not subject to examination by U.S. federal and state tax authorities for tax years before 2007.

Note 5. Regulatory Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the SEC, the Company is required to maintain minimum net capital, as defined, of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness fluctuate on a daily basis; however, at December 31, 2010, the Company had net capital, as defined, of $2,570,378, which exceeded the required amount by $2,483,081.

Note 6. Profit-Sharing Plan

The Company maintains a qualified profit-sharing plan (the "Plan") under Section 401(a) of the Internal Revenue Code. For the Plan year ended December 31, 2010, the Company contributed $14,007, in addition to the Members' contributions of $167,000.

Note 7. Commitments and Contingencies

The Company is obligated under a noncancelable operating lease for office space expiring in April 2013. The aggregate minimum future payments under this lease, exclusive of required payments for increases in real estate taxes and operating costs, are payable as follows:

Year ending December 31,	
2011	$ 187,000
2012	192,100
2013	64,600
	$ 443,700

Rent expense for the year ended December 31, 2010 was $173,400.

Note 8. Fixed Assets

Details of fixed assets at December 31, 2010 are as follows:

Computer equipment	$ 100,247
Furniture	69,541
Leasehold improvements	35,221
	205,009
Less accumulated depreciation and amortization	100,857
	$ 104,152

Note 9. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 24, 2011, the date the financial statements were issued.

Greenwich Prime Trading Group, LLC

Statement of Financial Condition

December 31, 2010

Filed as PUBLIC Information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.